



05038539

UNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2005

SEC FILE NUMBER
8- 13752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/04__ AND ENDING__12/31/04__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tower Square Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Cityplace - 18th Floor

(No. and Street)

| Hartford | CT | 06103 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. Laverty   860-308-6786

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – if individual, state last, first, middle name)

| One Financial Plaza | Hartford | CT | 06103-4103 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 3 2005 𝓔

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John M. Laverty__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Tower Square Securities, Inc.__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer & Treasurer
Title

_____
Notary Public
My Commission Expires 2/28/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOWER SQUARE SECURITIES, INC.

Table of Contents



TOWER SQUARE SECURITIES, INC.

Financial Statements and Schedule

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

The Board of Directors
Tower Square Securities, Inc.:

We have audited the accompanying statements of financial condition of Tower Square Securities, Inc. (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

TOWER SQUARE SECURITIES, INC.

Statement of Financial Condition

December 31, 2004 and 2003

Assets		2004	2003
Cash	$	1,163,588	444,627
Short-term securities, at amortized cost		-	1,999,765
Variable annuities		9,700,275	7,685,259
Receivable from broker/dealers		603,428	360,233
Receivable from affiliate		4,631,917	2,293,405
Secured demand note receivable		11,000,000	11,000,000
Deferred tax asset		4,343,346	3,725,898
Other assets		782,434	1,313,581
Total assets	$	32,224,988	28,822,768

Liabilities:			
Deferred compensation plan payable to representatives	$	9,699,959	7,691,868
Commissions and allowances payable		2,695,690	517,507
Due to affiliate		1,738,490	888,759
Note payable under a subordinated demand note collateral agreement		11,000,000	11,000,000
Other liabilities		797,918	1,428,809
Total liabilities		25,932,057	21,526,943
Commitments and contingent liabilities			
Shareholder's equity:			
Common stock: $100 par value, 10,000 shares authorized; 1,000 shares issued and outstanding		100,000	100,000
Additional paid-in capital		21,789,396	18,789,396
Accumulated deficit		(15,596,465)	(11,593,571)
Total shareholder's equity		6,292,931	7,295,825
Total liabilities and shareholder's equity	$	32,224,988	28,822,768

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Operations

For the years ended December 31, 2004 and 2003

		2004	2003
Revenues:			
Sales commissions	$	80,796,483	47,856,364
12b-1 fees		-	(91,391)
Interest income		2,810	6,503
Gain on variable annuities		954,212	1,323,998
Other income		445,662	302,672
		82,199,167	49,398,146
Expenses:			
Commissions		74,590,262	41,709,817
Compensation benefit from variable annuities		954,212	1,323,998
General and administrative		13,125,373	8,648,292
		88,669,847	51,682,107
Loss before income taxes		(6,470,680)	(2,283,961)
Income tax benefit		(2,467,786)	(873,615)
Net loss	$	(4,002,894)	(1,410,346)

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Changes in Shareholder's Equity

For the years ended December 31, 2004 and 2003

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2002	$ 100,000	16,289,396	(10,183,225)	6,206,171
Net loss	—	—	(1,410,346)	(1,410,346)
Capital contribution	—	2,500,000	—	2,500,000
Balance at December 31, 2003	$ 100,000	18,789,396	(11,593,571)	7,295,825
Net loss	—	—	(4,002,894)	(4,002,894)
Capital contribution	—	3,000,000	—	3,000,000
Balance at December 31, 2004	$ 100,000	21,789,396	(15,596,465)	6,292,931

See accompanying notes to financial statements.

4

TOWER SQUARE SECURITIES, INC.

Statement of Changes in Subordinated Borrowings

For the years ended December 31, 2004 and 2003

Subordinated borrowings at December 31, 2004 and 2003 $ <u>11,000,000</u>

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Cash Flows

For the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net loss	$ (4,002,894)	(1,410,346)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred taxes	(617,448)	(667,175)
Changes in operating assets and liabilities:		
Receivable from financial institutions	-	641,420
Receivable from broker/dealers	(243,195)	(234,873)
Receivable from affiliate	(2,338,512)	(206,438)
Other assets	531,147	(591,140)
Deferred compensation plan payable to representatives	2,008,091	2,058,054
Commissions and allowances payable	2,178,183	(315,411)
Accrued licensing fees	-	(433,058)
Due to affiliate	849,731	(534,177)
Other liabilities	(630,891)	(112,504)
Total adjustments	1,737,106	(395,302)
Net cash used in operating activities	(2,265,788)	(1,805,648)
Cash flows from investing activities:		
Net change in variable annuities	(2,015,016)	(2,051,130)
Net change in short-term securities	1,999,765	(501,933)
Net cash used in investing activities	(15,252)	(2,553,063)
Cash flows from financing activities:		
Capital contribution	3,000,000	2,500,000
Net cash provided by financing activities	3,000,000	2,500,000
Net change in cash	718,960	(1,858,711)
Cash at beginning of the year	444,628	2,303,339
Cash at end of the year	$ 1,163,588	444,628
Supplemental disclosure of cash flow information:		
Income taxes received from affiliate	$ 1,978,690	-

Supplemental information of noncash investing and financing activities:

During 2004, the $5 million note due August 31, 2004 was amended to extend the maturity date to August 31, 2009 and the $3 million note due September 30, 2005 was amended to extend the maturity date to September 30, 2010.

During 2003, the $3 million note due April 28, 2004 was amended to extend the maturity date to April 28, 2008.

See accompanying notes to financial statements.

(1) Basis of Presentation

Tower Square Securities, Inc. (Tower Square) is an introducing broker/dealer registered under the Securities Exchange Act of 1934. Tower Square is an indirect wholly owned subsidiary of The Travelers Insurance Company (TIC), which is an indirect wholly owned subsidiary of Citigroup Inc. Tower Square's principal activity is to facilitate the sale of variable annuity, variable universal life and other investment products and advisory services through independent registered representatives.

(2) Summary of Significant Accounting Policies

(a) Income Recognition

Commission revenue and expense for general securities are recognized on the trade date of the underlying securities transactions.

Commission revenue and expense for mutual funds are recognized when received from mutual fund companies.

Tower Square recognizes first year commission revenue and related commission expenses upon the satisfactory completion of the application process for the purchase of single premium deferred annuities and variable universal life insurance contracts. Renewal commission revenues and related commission expenses are recognized when the renewal commissions are received.

(b) Valuation of Investments

Short-term securities are carried at amortized cost, which approximates fair value.

Variable annuities are recorded at contract value, which approximates fair value. Gains/losses included in the contract value are recorded in the statement of operations.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

(d) Reclassification

Certain 2003 amounts have been reclassified to conform to 2004 presentation.

TOWER SQUARE SECURITIES, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(3) Income Taxes

The federal and state income tax (benefit) provision for the years ended December 31, 2004 and 2003 consisted of the following:

	2004	2003
Current:		
Federal	$ (1,608,595)	(179,455)
State	(241,743)	(26,985)
Deferred:		
Federal	(536,604)	(579,962)
State	(80,844)	(87,213)
Total federal and state income tax (benefit) provision	$(2,467,786)	(873,615)

For 2004 and 2003, the effective tax rate is less than the statutory rate due to the state income benefit.

Beginning in tax year 2001, Tower Square was included in the consolidated federal income tax return of Citigroup Inc as part of a tax sharing agreement. Federal income taxes are allocated to each member of the consolidated group on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently by Tower Square. Any credits for losses will be paid to Tower Square to the extent that such credits are for tax benefits that have been utilized in the consolidated tax return. Tower Square is a wholly-owned subsidiary of Plaza LLC, which is 100% owned by the TIC, an indirect wholly-owned subsidiary of Citigroup Inc.

Management believes that the realization of the recognized net deferred tax asset of $4.3 million is more likely than not to be realized based on Tower Square's ability to pay the benefits accrued under the deferred compensation plan and management's expectation of Citigroup Inc. and subsidiaries generating sufficient taxable income to absorb any losses caused by the reversal of these deductible temporary differences.

The components of the deferred income tax asset are as follows:

	2004	2003
Deferred tax asset:		
Deferred compensation plan	$ 3,991,651	3,193,166
Bad Debt	-	172,890
Other	351,695	360,842
Total	$ 4,343,346	3,725,898

(4) Short-Term Securities

Short-term securities are financial instruments with maturities of less than 90 days. The securities are carried at amortized cost, which approximates fair value. At December 31, 2004 and 2003, Tower Square held the following financial instruments:

	2004	2003
Commercial paper	$ -	1,999,765

(5) Deferred Compensation Plan Payable to Representatives

Tower Square sponsors a nonqualified deferred compensation plan for its registered representatives. The Plan provides registered representatives with the ability to defer compensation to a retirement date on a tax-advantaged basis. Contributions received are invested in variable annuities and are part of the assets of Tower Square. The ultimate benefits will be based on the return of the underlying investments. The obligation of Tower Square to pay all benefits under the Plan is fully guaranteed by TIC. Tower Square does not make any contributions to the plan. Amounts deferred under this plan were $1,525,165 and $1,366,494 in 2004 and 2003, respectively.

(6) Net Capital Requirements

Tower Square is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, Tower Square had net capital of $5,503,406, which is in excess of its net capital requirement of $1,010,470. Tower Square's ratio of aggregate indebtedness to net capital was 2.75 to 1 at December 31, 2004.

As an introducing broker/dealer Tower Square is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of Paragraph (k)(2)(ii) thereof and from Rule 17a-13 of the Securities Exchange Act of 1934 under the provisions of Paragraph (a) thereof.

Tower Square has entered into three separate Secured Demand Note Collateral Agreements with TIC. During 2004 the $5 million note due August 31, 2004 was amended to extend the maturity date to August 31, 2009 and the $3 million note due September 30, 2005 was amended to extend the maturity date to September 30, 2010. During 2003 the $3 million note due April 28, 2003 was amended to extend the maturity date to April 28, 2008. All notes are collateralized by marketable securities as noted below:

	Par Value	Fair Value
	(in millions)	
As of December 31, 2004:		
$5 million note due August 31, 2009	$ 6.0	6.2
$3 million note due September 30, 2010	3.5	4.5
$3 million note due April 28, 2008	4.0	4.8
	$ 13.5	15.5
As of December 31, 2003:		
$5 million note due August 31, 2004	$ 6.0	6.4
$3 million note due September 30, 2005	3.5	5.1
$3 million note due April 28, 2008	4.0	5.1
	$ 13.5	16.6

The secured demand notes provide Tower Square with additional capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liability "Note payable under a subordinated demand note collateral agreement" is subordinated to the claims of the general creditors and is noninterest bearing. To the extent that the subordinate borrowings are required for Tower Square's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

(7) **Contingent Liabilities and Commitments**

In the ordinary course of its business, Tower Square is a defendant or co-defendant in various litigation and arbitration matters incidental to and typical of the business in which it is engaged. In the opinion of Tower Square's management, the ultimate resolution of these matters would not be likely to have a material adverse effect on Tower Square's results of operations, financial condition or liquidity.

TOWER SQUARE SECURITIES, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(8) Related Party

TIC, under an expense sharing agreement with Tower Square, incurs certain expenses principally administrative salaries, employee benefits, data processing, and general and administrative expenses. These expenses are allocated to Tower Square by TIC. It is the intention that TIC neither realize a profit nor incur a loss as a result of the expense sharing agreement with Tower Square. TIC allocated $13,422,016 and $10,622,257 of expenses to Tower Square in 2004 and 2003, respectively.

Net amounts payable to TIC were $1,738,490 and $888,759 at December 31, 2004 and 2003, respectively. Revenue from TIC for the years ending December 31, 2004 and 2003 was approximately 64% and 54% of total revenue, respectively.

(9) Concentration of Credit Risk

At December 31, 2004, Tower Square held Secured Demand Note Collateral Agreements with TIC totaling $11 million, which represents a concentration of credit risk

(10) Subsequent Events

On January 31, 2005, Citigroup Inc. announced that it had agreed to sell The Travelers Insurance Company, The Travelers Life and Annuity Company, Citicorp Life Insurance Company, First Citicorp Life Insurance Company, Citicorp International Life Insurance Company, The Travelers Life and Annuity Reinsurance Company, and certain other domestic and international insurance businesses to MetLife, Inc. pursuant to an Acquisition Agreement. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Citigroup currently anticipates that the intended sale would be completed in the third quarter of 2005.

As a result of the American Jobs Creation Act of 2004, Tower Square suspended new contributions to the deferred compensation plan subsequent to December 31, 2004.

TOWER SQUARE SECURITIES, INC.

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net capital:

Total shareholder's equity	$ 6,292,931
Additions:	
Note payable subordinate to claims of general creditors	11,000,000
Deductions and/or charges:	
Deferred tax asset	4,343,346
Receivable from affiliate	4,631,917
Receivable from broker/dealers	603,428
Other assets	755,793
Net capital after deductions	6,958,447
Haircut on variable annuities	1,455,041
Net capital after deductions and haircut	$ 5,503,406
Aggregate indebtedness	$ 15,157,057
Computation of basic net capital requirement:	
Minimum net capital required:	
Greater of 6-2/3% of aggregate indebtedness or $50,000	$ 1,010,470
Excess net capital	$ 4,492,936
Ratio: Aggregate indebtedness to net capital	2.75 to 1

Note: The above computation does not differ materially from the computation of net capital and basic net capital requirement under Rule 15c3-1 as of December 31, 2004 filed with the National Association of Securities Dealers on January 26, 2005.



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5

The Board of Directors of
Tower Square Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Tower Square Securities, Inc., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with auditing standards generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

KPMG LLP

February 25, 2005